GLOBALFOUNDRIES Inc. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held July 30, 2024 NOTICE IS HEREBY GIVEN that the 2024 annual general meeting of shareholders (the “AGM”) of GLOBALFOUNDRIES Inc. (the “Company”) will be held on July 30, 2024 at 8:00 a.m., Eastern Time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2024. Shareholders are cordially invited to attend. AGENDA The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions: 1. to elect the below nominees as Class III directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association: a. Ahmed Yahia b. Elissa Murphy c. Dr. Bobby Yerramilli-Rao 2. to ratify the appointment of PricewaterhouseCoopers LLP as our independent public accounting firm for 2024. Shareholders also will consider and act upon such other business as may properly come before the AGM or any adjournment or postponement. The Board of Directors of the Company (the “Board”) has fixed the close of business on June 5, 2024, Eastern time, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the common shares as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. How to Attend the 2024 Annual General Meeting: The AGM will be held on July 30, 2024 at 8:00 a.m., Eastern Time, at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM, please note that attendance will be limited to shareholders as of the Record Date. Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. How to Attend the 2024 Annual General Meeting Virtually: As well as being held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, this year’s AGM will be held virtually via live webcast. In order to attend and participate in the AGM virtually, you will need to visit

www.virtualshareholdermeeting.com/GFS2024 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote at the meeting, visit www.virtualshareholdermeeting.com/ GFS2024 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods. The Company’s 2023 annual report for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2024 (the “Form 20-F Annual Report”). Shareholders can access, free of charge, the Form 20-F Annual Report on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. In addition to the other information included in the Form 20-F Annual Report, you will find in the Form 20-F Annual Report the biographies for the incumbent members of the Board. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Further details regarding the resolutions are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference) (the “Proxy Statement”). Please read our Proxy Statement for important information on the resolutions. Your vote is important. Whether or not you expect to attend the AGM, and whether you are a registered shareholder (with shares held of record) or a holder of shares in “street name” (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability, proxy card and in our Proxy Statement. Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 29, 2024 to ensure your representation at our AGM. By Order of the Board of Directors /s/ Ahmed Yahia Name: Ahmed Yahia Title: Chairman of the Board of Directors Dated: June 20, 2024 Registered Office: P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

Important Notice Regarding the Availability of Proxy Materials for GLOBALFOUNDRIES Inc. Annual General Meeting of Shareholders To be Held on July 30, 2024 Our proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2023 can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/ financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com.

GLOBALFOUNDRIES Inc. 400 Stonebreak Road Extension Malta, NY 12020 PROXY STATEMENT General The board of directors of GLOBAFOUNDRIES Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on July 30, 2024, at 8:00 a.m., Eastern time. The AGM will be held at the offices of the Company at 140 East 45th Street, 41st Floor, New York, New York 10017, and virtually at: www.virtualshareholdermeeting.com/GFS2024. This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2023, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/ financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. Information on how to vote in person at the AGM is discussed below. If you plan to attend the AGM in person, please note that attendance will be limited to shareholders as of the close of business on June 5, 2024, Eastern time (the “Record Date”). Each shareholder may be asked to present valid photo identification, such as a driver’s license or passport. Shareholders holding shares in brokerage accounts or by a bank or other nominee may be required to show a brokerage statement or account statement reflecting share ownership as of the Record Date. In order to attend and participate in the AGM virtually, you will need to visit www.virtualshareholdermeeting.com/ GFS2024 and you will be required to enter the 15-digit control number included on your Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials to access the meeting. If you are the beneficial owner of shares held in “street name” (that is, you hold your shares through a broker, bank or other holder of record), you must register in advance to gain access to the AGM and obtain a proxy issued in your name from that holder of record in order to vote your shares or ask questions during the AGM. You may also vote online during the AGM by following the instructions provided on the meeting website during the Annual Meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2024 and log in using the aforementioned information. Shareholders will have the opportunity to ask questions at the AGM during designated periods. On or about June 20, 2024, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability.

Record Date, Share Ownership and Quorum Only the holders of record of the ordinary shares of the Company as of the close of business on June 5, 2024, Eastern time, are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless registered as a shareholder of the Company on the Record Date for the AGM. As of the close of business (Eastern time) on the Record Date, 551,765,408 ordinary shares were issued and outstanding. Shareholders holding in aggregate not less than one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote constitute a quorum of the shareholders. Status as a Foreign Private Issuer We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures including this proxy statement. Voting and Solicitation Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a majority of the votes cast, by or on behalf of, the shareholders who, being entitled to do so, attend and vote at the AGM). Internet Availability of Proxy Materials We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder. Voting by Holders of Ordinary Shares Ordinary shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above). Shareholders of record attending the AGM in person will be given a ballot upon request. Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this proxy statement, have your Notice of Internet Availability or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability or proxy card, as the case may be. Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 29, 2024 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the Notice of Internet Availability or proxy card to be provided to you by Equiniti. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM either in person or virtually and vote during the meeting. To vote virtually at the meeting, visit www.virtualshareholdermeeting.com/GFS2024 and log in using the aforementioned information. Shareholders of record attending the AGM in person will be given a ballot upon request. Shareholders will have the opportunity to ask questions at the AGM during designated periods. If you own ordinary shares of record and you do not vote by Internet, mobile device, in person or by proxy or at the AGM, your shares will not be voted. If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the 15-digit control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card. Duly appointed proxyholders attending the AGM in person will be given a ballot upon request. Revocability of Proxies Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@gf.com, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM in person or virtually and voting during the meeting. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend the AGM, to ensure your representation at the AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Eastern time, on July 29, 2024. Broker Non-Votes and Abstentions Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares for which their customers do not provide voting instructions on routine matters. Following a narrowing of interpretation of the definition of a ‘routine matter,’ the only resolution that are now considered routine are the ratification of the selection of independent auditors. Your broker will NOT be able to vote your shares with respect to any other proposal or other matters considered at the AGM, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in non-routine matters in cases where a broker has not received an instruction from the beneficial owner. With respect to all of the proposals or other matters considered at the AGM, only those votes cast

“FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals. Process for the Solicitation of Proxies We will pay the cost of soliciting proxies for the AGM. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to Article 28 of the Company's Amended and Restated Memorandum and Articles of Association (the "**Memorandum and Articles of Association**"), the Company's board of directors, have nominated each of Ahmed Yahia, Elissa Murphy and Dr. Bobby Yerramilli-Rao for election as a director of the Company, to serve as Class III director for three years or until such time as s/he resigns or is removed in accordance with the Company's Memorandum and Articles of Association.

Information relating to the director nominees is set forth below.

Name	**Age***	**Tenure***	**Current Position/Title**
Ahmed Yahia	51	11	Chairman of the Board
Elissa Murphy	55	3	Director, Member of Audit, Risk & Compliance Committee (the "**Audit Committee**")
Dr. Bobby Yerramilli-Rao	58	2	Director, Member of Strategy & Technology Committee

**As of July 30, 2024*

Ahmed Yahia was elected to the Board of Directors as Chairman in December 2013. Mr. Yahia is currently the Chief Executive Officer, Direct Investments at Mubadala Investment Company with oversight of the Technology, Healthcare, Financial Services, Consumer, Industrials & Business Services, and Energy & Sustainability portfolios. Mr. Yahia is also Chief Executive Officer of MGX, a technology investment company based in Abu Dhabi with a focus on development and adoption of artificial intelligence and other advanced technologies. Mr. Yahia is a member of Mubadala's Investment Committee, which develops Mubadala's investment policies and reviews proposed projects. Prior to his roles at Mubadala and MGX, Mr. Yahia was a Partner at McKinsey & Company, where he co-led the Principal Investor practice and was also the Managing Partner of the Abu Dhabi practice. He was formerly a Marketing Manager at Procter & Gamble, where he led several flagship brands. He serves as Chairman of the board of directors of CEPSA and is a member of the board of directors of Abu Dhabi Investment Council, Mubadala Capital, Emirates Global Aluminum, and MGX. Previously, he served as a board member of Advanced Micro Devices Inc. from 2012 to 2019. Mr. Yahia holds a Bachelor of Science in Industrial Engineering from École Centrale Paris and a Master of Science in Mechanical Engineering/Product Strategy from the Massachusetts Institute of Technology. Mr. Yahia is an independent, non-executive director pursuant to applicable Nasdaq rules.

Elissa Murphy was elected to the Board of Directors in September 2021. Ms. Murphy is Senior Vice President at Cisco Systems, Inc. Prior to Cisco, she served as a Vice President of Engineering at Google, Inc. from 2016 to April 2023. Before Google, she was the Chief Technology Officer and Executive Vice President of Cloud Platforms at GoDaddy from 2013 to 2016. Ms. Murphy previously served as Vice President of Engineering at Yahoo! from late 2010 to 2013, where she oversaw the world's largest private Hadoop cluster, a technology essential to massive-scale computing that is the basis of big data today. Prior to her time at Yahoo!, Ms. Murphy spent 13 years at Microsoft in various engineering positions including part of the original team responsible for Microsoft's shift to the cloud, which led to the creation of Azure, and as a member of the High Performance Computing team. Ms. Murphy began her technology career designing and building many of the best-selling computer security and system utilities with 5th Generation Systems, Quarterdeck and the Norton Group, a division at Symantec responsible for Norton Antivirus and other Norton products. Previously, Ms. Murphy served on the board of directors of Inphi from 2015 to 2021. Ms. Murphy brings expertise in global-scale platforms, AI/ML, big data, distributed systems, and security. Ms. Murphy is an independent, non-executive director pursuant to applicable Nasdaq rules.

Dr. Bobby Yerramilli-Rao was elected to the Board of Directors in March 2022. Dr. Yerramilli-Rao has served as Chief Strategy Officer and Corporate Vice President, Corporate Strategy at Microsoft Corporation since 2020. Prior to Microsoft, he was Co-founder and Managing Partner of Fusion Global Capital, from 2011 to 2020. Dr.

Yerramilli-Rao previously served as Corporate Strategy Director and Internet Services Director of Vodafone, from 2006 to 2010, where he was responsible for strategy and acquisitions related to digital services, serving on the company’s Investment Committee. Prior to his time at Vodafone, Dr. Yerramilli-Rao spent more than a decade at McKinsey, having been elected Partner in 2000. He helped co-lead the telecom, media and technology practice. Dr. Yerramilli-Rao also served as a member of the board of directors of Cambridge Epigenetix Ltd. from 2012 to 2023. He holds a Master of Arts degree in Electrical Engineering from the University of Cambridge and a Doctorate in Robotics from the University of Oxford. Dr. Yerramilli-Rao is an independent, non-executive director pursuant to applicable Nasdaq rules. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES. PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2024 The Audit Committee, which consists entirely of independent directors, has selected PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ending December 31, 2024. We believe that PwC offers services on par with the best in their industry and is sufficiently qualified to conduct their duties as our independent auditor. As previously disclosed, the Audit Committee announced the appointment of PwC on January 23, 2024. Following a competitive process, the Audit Committee assessed the qualifications, performance, expertise in IFRS and audit of financial statements, resources and the effectiveness of PwC’s audit process, as well as the benefits arising to the Company from the selection of the same firm as the Company’s majority shareholders (Mubadala Technology Investment Company and MTI International Investment Company LLC), and determined that appointing PwC would be in the best interests of the Company and its shareholders. Although our governing documents do not require us to submit this matter to shareholders, the board of directors believes that asking shareholders to ratify the appointment of PwC is consistent with best practices in corporate governance. In the event that PwC is not ratified by our shareholders, the Audit Committee will consider the outcome of the vote in its selection process in the future. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for approval of this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, ordinary shares represented thereby will be voted in the manner specified therein. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT PUBLIC ACCOUNTING FIRM FOR 2024.

ANNUAL REPORT AND COMPANY INFORMATION A copy of our annual report on Form 20-F for the fiscal year ended December 31, 2023, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.gf.com/financials-and-filings/sec-filings, on the SEC’s website at www.sec.gov, and at www.proxyvote.com. SHAREHOLDER COMMUNICATIONS Shareholders may contact any of the Company’s directors, including the Chair, the non-management directors as a group, the chair of any committee of the board of directors or any committee of the Board by writing them as follows: GLOBALFOUNDRIES Inc. 400 Stonebreak Road Extension Malta, NY 12020 Attn: Legal Department Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters. OTHER MATTERS We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the ordinary shares they represent as the board of directors may recommend. By Order of the Board of Directors /s/ Ahmed Yahia Ahmed Yahia June 20, 2024

GlobalFoundries™

GLOBALFOUNDRIES INC.
400 STONEBREAK ROAD EXTENSION
MALTA, NY 12020

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time July 29, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/GFS2024**

You may attend the meeting via the internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 29, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, by 11:59 p.m. Eastern Time on July 29, 2024.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V52895-P14193

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GLOBALFOUNDRIES INC.

The Board of Directors recommends you vote FOR proposal 1:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Ahmed Yahia
02) Elissa Murphy
03) Dr. Bobby Yerramilli-Rao

The Board of Directors recommends you vote FOR proposal 2:

	For	Against	Abstain
2. Ratification of PricewaterhouseCoopers LLP as the Company's independent public accounting firm for the Company's fiscal year ending December 31, 2024.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice, Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com. V52896-P14193 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GLOBALFOUNDRIES INC. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS July 30, 2024 The shareholder(s) hereby appoint Saam Azar and Jeff Worth, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of GLOBALFOUNDRIES INC. that the shareholder(s) are entitled to vote at the Annual General Meeting to be held at the offices of GlobalFoundries Inc., 140 East 45th Street, 41st Floor, New York, NY 10017 and virtually at www.virtualshareholdermeeting.com/GFS2024 at 8:00 a.m., Eastern Time on July 30, 2024, and any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE REELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR PROPOSAL 2. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. CONTINUED AND TO BE SIGNED ON REVERSE SIDE